UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-40795

On Holding AG

(Exact name of registrant as specified in its charter)

Förrlibuckstrasse 190
8005 Zurich, Switzerland

Tel:+41 44 225 1555

Fax:+41 44 225 1556

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

On March 25, 2026, On Holding AG (the “Company”) announced certain changes to its organizational structure as described in the press release, included in Exhibit 99.1 hereto and incorporated herein by reference.

The Company and the founder team party thereto has also entered into Amendment No. 1 (the “Amendment”) to the Shareholders’ Agreement to facilitate the conversion of the Class B shares held by Martin Hoffmann to Class A shares at the 2026 Annual General Meeting and provides for an orderly sale requirement. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by the full text of the Amendment, a copy of which is attached hereto as Exhibit 99.2.

The press release included in Exhibit  99.1 and the Amendment included in Exhibit 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration No. 333-291559) and Form S-8 (Registration Nos. 333-259533, 333-268853 and 333-293976) of On Holding AG and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

On Holding AG

By:	/s/ David Allemann
Name:	David Allemann
Title:	Co-Founder and Executive Co-Chairman

Date: March 25, 2026

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated March 25, 2026

99.2	Amendment No. 1 to the Shareholders’ Agreement by and among On Holding AG and the extended founder team of On Holding AG